July 25, 2025

Carmen Arroyo
Chief Financial Officer
Banco BBVA Argentina S.A.
111 C  rdoba Av., C1054AAA
Buenos Aires, Argentina

       Re: Banco BBVA Argentina S.A.
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-12568
Dear Carmen Arroyo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance